Jonathan L. Awner Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095 Dir: 305.982.5615 jonathan.awner@akerman.com

March 18, 2011

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:          Parlux Fragrances, Inc.
Registration Statement on Form S-3
Filed November 5, 2010
File No. 333-170380

Dear Ms. Long:

On behalf of Parlux Fragrances, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 2, 2010, regarding the above-referenced Registration Statement on Form S-3 (the "Registration Statement").  Please note that the Company is simultaneously filing Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) incorporating the Staff's comments and our responses thereto.

For the Staff's convenience we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter.  Also, for the Staff’s convenience, references in the responses to page numbers are to Amendment No. 1.

General

1.
Given the nature and size of the transaction being registered relative to the number of shares outstanding held by non-affiliates, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NEW YORK ORLANDO PALM BEACH TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Pamela A. Long
March 18, 2011

__________________________

For the reasons set forth below, we respectfully submit that the registration of the shares of the Company's common stock under the Registration Statement constitutes a valid secondary offering and the shares may be resold by the selling securityholders as contemplated by the Registration Statement.

Rule 415 Analysis

Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions.  Rule 415(a)(1)(i) states that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The securities included in the Registration Statement are not being offered by the Company, the selling securityholders identified in the Registration Statement are not subsidiaries of the Company and the Company is not a subsidiary of any of the selling securityholders.

The SEC in an effort to assist registrants in determining whether an offering by selling securityholders may be characterized as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i), published Interpretation 612.09 in its Securities Act Rules Compliance and Disclosure Interpretations.  Interpretation 612.09 provides (emphasis added):

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.  Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements.  In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that when the factors listed above are applied to our facts, the offering is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  The following is a discussion of the factors set forth in Interpretation 612.09.

Pamela A. Long
March 18, 2011

__________________________

The circumstances under which the selling securityholders received the securities

All of the selling securityholders, except Frank A. Buttacavoli and Glenn H. Gopman, acquired the securities that are being registered under the Registration Statement on their behalf in a transaction pursuant to an agreement, dated April 3, 2009, by and between the Company and Artistic Brands Development, LLC ("Artistic Brands" and formerly known as Iconic Fragrances, LLC) (the "Agreement").  The Agreement allows for the sublicensing of certain worldwide fragrance licenses to the Company.  Pursuant to the Agreement, the Company entered into sublicense agreements with Artistic Brands for the exclusive rights to worldwide fragrance licenses for multiple Grammy award winning and multi-platinum selling international entertainers Rihanna and Kanye West.  In addition to other payments the Company made pursuant to the Agreement, the Company issued to Artistic Brands, the licensors, celebrities, and their respective designated affiliates, warrants to purchase shares of the Company's common stock, $0.01 par value, at a purchase price of $5.00 per share, in connection with the sublicense agreements.  The warrants were issued in two tranches—on April 7, 2009, the Company issued warrants for the purchase of 4,000,000 shares of the Company's common stock and on December 18, 2009, the Company issued warrants for the purchase of 2,000,000 shares of the Company's common stock.  The warrants vest in installments on each of the first through fourth anniversaries of the grant date.

The Company entered into the Agreement and sublicense agreements and agreed to issue the warrants pursuant to the legitimate corporate purposes of expanding its fragrance business and increasing revenues.  The Agreement and sublicense agreements were negotiated arm's length transactions by the Company and Artistic Brands.  As part of the negotiation process, the Company obtained from Artistic Brands and the affiliates, business associates and licensors receiving warrants certain representations regarding investment intent and status, including that the securities were acquired for their own account and not with a view towards resale or distribution in violation of the Securities Act, that they had no intention of selling, granting any participation in, or otherwise distributing the securities in violation of the Securities Act, that they were not broker-dealers and that they were "accredited investors" as defined under Regulation D of the Securities Act.  There is no evidence to suggest that such representations are false.  Additionally, Artistic Brands negotiated for and received registration rights with respect to the selling securityholders who would receive securities pursuant to the Agreement and sublicense agreements.  More than one year will have elapsed from December 18, 2009, the date the second tranche of warrants were issued, to the date this Registration Statement will ultimately become effective.

Pamela A. Long
March 18, 2011

__________________________

The warrants issued pursuant to the Agreement and sublicense agreements have an exercise price of $5.00 which based on the current market value of the Company's common stock are "underwater" and will likely only be exercised, if and, when the market value of the Company's common stock exceeds $5.00 (as of March 17, 2011, the closing price of the Company's common stock was $2.98).  Additionally, the market value of the Company's common stock at the time the Agreement was entered into was $0.86 evidencing that the warrants have been out-of-the-money since their issuance and demonstrating the investment intent of the selling securityholders.  The above business reasons for entering into the Agreement and sublicense agreements, the time period that will have transpired between the issuance of the warrants and the effective date of the Registration Statement and the fact that the warrants are "underwater" should evidence that the Agreement and sublicense agreements, including the registration rights were not granted for purposes of conducting an indirect primary offering and that the selling securityholders do not have an intent to quickly distribute the securities to the public.  Each selling securityholder will make an independent determination of whether it wants to exercise its warrants and, if and when, it wants to sell the underlying shares of common stock.  There is also no requirement that the shares be sold immediately upon exercise of the warrants.  For tax and investment reasons, the holders may decide to exercise the warrants and hold the shares.  Moreover, the lack of a substantial, active trading market for the Company's common stock effectively negates any prospect of the selling securityholders quickly reselling their securities and further establishes the long-term nature of the selling securityholders investment in the Company's securities.  The 50 day average daily volume of the Company's common stock as reported on The Nasdaq Stock Market on March 17, 2011 is 41,099 shares.  At such volume, the selling securityholder shares would constitute the entire trading volume of the Company's common stock for approximately 165 days.

The shares or warrants received by Messrs. Buttacavoli and Gopman were issued to them as compensation for their services as an officer in the case of Mr. Buttacavoli and as a director in the case of Mr. Gopman, pursuant to certain employment arrangements and director compensation policies.  Additionally, Messrs. Buttacavoli and Gopman have held their respective positions in the Company a significant time period and have demonstrated that they hold the Company's securities on a long-term basis and not with a view towards resale or distribution in violation of the Securities Act.  The securities to be offered by Messrs. Buttacavoli and Gopman were previously covered by a registration statement on Form S-3 that went effective on April 28, 2006. (File No. 333-132288)

How long have the selling securityholders held the securities

The selling securityholders who received their shares pursuant to the Agreement and sublicense agreements have held the warrants since either April 7, 2009 or December 18, 2009.

Pamela A. Long
March 18, 2011

__________________________

With respect to each of Messrs. Buttacavoli and Gopman, please refer to the table below for the relevant dates since each has held the securities in question:

Holder	Date Warrant was Granted	Amount of Shares Issuable Upon Exercise	Date of Exercise or Expiration	Exercise Price
Buttacavoli	November 1, 1999	120,000	Warrant exercised on March 31, 2010	$1.21875
Buttacavoli	May 1, 2002	195,000	Warrant exercised on March 25, 2008	$0.93000
Buttacavoli	May 1, 2002	205,000	Warrant exercised on August 29, 2007	$0.93000
Buttacavoli	June 8, 2001	200,000	Warrant expires on March 31, 2011	$1.22000
Gopman	October 19, 2000	20,000	Warrant exercised on February 5, 2008	$1.04700
Gopman	October 19, 2001	14,000	Warrant exercised on January 14, 2011	$1.04000
Gopman	October 15, 2003	20,000	Warrant expires on March 31, 2013	$1.80000

The length of time during which the selling securityholders have held the shares prior to an effective registration statement demonstrates that the selling securityholders are not underwriters who purchased the securities with an intent to distribute them.  Additionally, having the securities included in the Registration Statement does not in and of itself evidence an intent on the part of the selling securityholders to sell the securities.  The securities to be offered by Messrs. Buttacavoli and Gopman were previously covered by a registration statement on Form S-3 that went effective on April 28, 2006.  Messrs. Buttacavoli and Gopman did not sell all of their shares pursuant to the prior registration statement which should evidence that Messrs. Buttacavoli and Gopman are long-term holders of the Company's securities.

The selling securityholders relationship to the issuer

Mr. Buttacavoli is the Company's Executive Vice President and Chief Operating Officer.  Mr. Buttacavoli has served the Company as a director or officer since March 1993.  Mr. Gopman has been an independent director of the Company since October 1995 and has served as Chairman and/or as a member of various Board committees during that time.  The other selling securityholders have relationships with Artistic Brands, the licensors, celebrities or designated affiliates under the Agreement and sublicense agreements.

Pamela A. Long
March 18, 2011

__________________________

Ms. Carolina Marie Garcia, the co-trustee of the Carolina Marie Garcia 2006 Family Trust, Irrevocable Trust for Victor Garcia and Jacqueline Marie Garcia 2006 Family Trust (collectively, the "Garcia Trusts"), and the individual with sole voting and dispositive power with respect to the securities held by the trusts, is related to Rene Garcia.  Mr. Garcia is a principal of Artistic Brands and the managing member of Jacavi Beauty Supply, LLC.  The Company sells products to Jacavi Beauty Supply, LLC.  Although the Garcia Group is a greater than 10% stockholder of the Company, the Garcia Trusts which are selling securityholders currently beneficially own in the aggregate 3% of the Company's common stock (which does not include unvested portions of warrants held by the Garcia Trusts, which shares are being registered under the Registration Statement) and all such shares underlie warrants acquired in connection with the Agreement.  The other members of the Garcia Group, which are not selling securityholders under the Registration Statement, acquired their shares at various times beginning in March 2008, through both open market and private purchases, and the Garcia Group became a greater than 10% stockholder in connection with the June 2010 acquisition by a non-selling securityholder member of the Garcia Group of 2,718,728 shares from a third party, over a year after the Agreement with Artistic Brands was entered into by the Company.  Other than the warrants acquired in connection with the Agreement, the Garcia Group has bought its shares from third parties and not directly from the Company.

The amount of securities involved

As of March 17, 2011, the 6,774,000 shares of common stock covered by the Registration Statement represented approximately 33% of the Company's 20,528,812 outstanding shares of common stock.

We understand that the Staff is concerned about public resales of securities representing a high percentage of an issuer's public float.  Regardless of the percentage of securities offered in the Registration Statement, we believe that the proper inquiry is whether the offering is a valid secondary offering.  We note the Staff's guidance in Interpretation 612.12 of the Staff's Securities Act Rules Compliance and Disclosure Interpretations, "[a] controlling person of an issuer owns a 73% block.  That person will sell the block in a registered "at-the-market" equity offering.  Rule 415(a)(4) applies only to offerings by or on behalf of the registrant.  A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."  Additionally, Interpretation 216.14 of the Staff's Securities Act Forms Compliance and Disclosure Interpretations provides that "[s]econdary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer."  Based on this guidance, the Staff acknowledges that there could be a shareholder or shareholders selling a large block of stock in a valid secondary offering.  In Parlux's case, the shares included in the Registration Statement represent 33% which although sizeable represents less than a majority of the shares of the Company's common stock.  Additionally, as discussed above and below, the selling securityholders do not have any underwriter relationships with the Company and they are not acting as a conduit to effect a public offering on behalf of the Company.  Lastly, as discussed above the majority of the securities registered under the Registration Statement (6,000,000 out of 6,774,000 shares) are underlying warrants that vest over a four-year period from their grant date and are currently out-of-the-money.

Pamela A. Long
March 18, 2011

__________________________

Whether the selling securityholders are in the business of underwriting securities

None of the selling securityholders are in the business of underwriting securities.

Whether under all of the circumstances it appears that the selling securityholder is acting as a conduit for the issuer

Based on the above discussion, the facts do not support the conclusion that the selling securityholders are acting as a conduit for the Company.  Rather, the facts support the conclusion that the selling securityholders acquired the securities pursuant to (i) a transaction with the Company for legitimate business purposes or (ii) as compensation for services provided to the Company.  The selling securityholders control when they exercise their warrants and when they sell the shares of common stock that are issuable pursuant to the exercise of the warrants.  None of the selling securityholders will receive a finder's fee, commission or other payment from the Company in connection with the sale of any of the securities of the selling securityholders.  The Company will not receive any proceeds from the resale of the securities and will only receive proceeds from the selling securityholders for the exercise of warrants if and to the extent the selling securityholders exercise the warrants and regardless of when they sell any shares into the market.

Conclusion

Based on the above analysis, we believe this is a valid secondary offering and that the facts do not support a conclusion that the selling securityholders are underwriters or acting as a conduit for the Company.

Use of Proceeds, page 8

2.	Please disclose the exercise price of the warrants overlying the common shares being registered for resale.

We acknowledge the Staff's comment.  In response to the Staff's comment, the Company has revised its disclosure on page 9 of Amendment No. 1.

Selling SecurityHolders, page 9

3.
With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please revise to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder.  See Question 140.02 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs- kinterp.htm.

We acknowledge the Staff's comment.  In response to the Staff's comment, the Company has revised its disclosure on pages 10-12 of Amendment No. 1.

Pamela A. Long
March 18, 2011

__________________________

4.
Please revise to indicate the nature of any position, office, or other material relationship which the selling securityholder has had within the past three years with you or any of your predecessor or affiliates pursuant to Item 507 of Regulation S-K.

We acknowledge the Staff's comment.  In response to the Staff's comment, the Company has revised its disclosure on pages 10-11 of Amendment No. 1.

5.	Explain briefly how each selling securityholder received the securities being registered for resale.

Please see the response to Staff Comment #1 above, particularly the discussion under "Rule 415 Analysis—The circumstances under which the selling securityholders received the securities."

6.
If a selling securityholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling securityholder acquired its securities as compensation for underwriting activities.  Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.

The Company advises the Staff that, to our knowledge, none of the selling securityholders are broker-dealers or affiliates of broker-dealers.  In response to the Staff's comment, the Company has revised its disclosure on page 9 of Amendment No. 1.

7.	If a selling securityholder is an affiliate of a broker, include disclosure that this broker-dealer's affiliate:

●	Purchased in the ordinary course of business the securities to be sold.

●	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If you are unable to make the representations noted above in the prospectus, please state in the prospectus that the selling securityholder is an underwriter.

As disclosed in response to Comment #6 above, the Company advises the Staff that, to our knowledge, none of the selling securityholders are broker-dealers or affiliates of broker-dealers.  In addition, the Company respectfully directs the Staff to page 13 of the original Form S-3 where under the section heading "Plan of Distribution", the Company disclosed "[t]o our knowledge, no selling securityholder has entered into any agreement or understanding, directly or indirectly, with any person to distribute the shares of our Common Stock."

Pamela A. Long
March 18, 2011

__________________________

Exhibit 5.1

8.
We note that your opinion states that shares being registered for resale underlie "currently exerciseable and outstanding" warrants. However, the footnotes to the selling securityholder table seem to indicate that some of the shares being offered underlie warrants that are not yet exerciseable.

We acknowledge the Staff's comment.  In response to the Staff's comment, we have revised Exhibit 5.1.

9.	Please remove the assumption in subparagraph (ii) on the second page of the opinion.

We acknowledge the Staff's comment.  In response to the Staff's comment, we have revised Exhibit 5.1.

10.	We note the date limitation on page 2. Please note that counsel may be required to provide another legal opinion dated closer to the date of effectiveness or counsel may delete the date restriction.

We acknowledge the Staff's comment.  In response to the Staff's comment, we have revised Exhibit 5.1.

Pamela A. Long
March 18, 2011

__________________________

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5615.

Sincerely,

AKERMAN SENTERFITT

/s/ Jonathan L. Awner
Jonathan L. Awner
For the Firm

cc:           U.S. Securities and Exchange Commission
Sherry Haywood, Staff Attorney
Craig Slivka, Special Counsel

Parlux Fragrances, Inc.
Frederick E. Purches, Chairman and Chief Executive Officer
Raymond J. Balsys, Vice President and Chief Financial Officer
Frank A. Buttacavoli, Executive Vice President and Chief Operating Officer